As filed with the Securities and Exchange Commission on March 17, 2004

Registration No. 333-112032

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT
NO. 1 ON
FORM S-3
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTHWESTERN PUBLIC SERVICE COMPANY
(Exact name of registrant as specified in the charter)

NEW MEXICO	75-0575400
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Tyler at Sixth Street
Amarillo, Texas 79101
(303) 571-7511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BENJAMIN G.S. FOWKE III	TERESA S. MADDEN
Vice President, Chief Financial Officer and Treasurer	Vice President and Controller
Southwestern Public Service Company	Southwestern Public Service Company
Tyler at Sixth Street	Tyler at Sixth Street
Amarillo, Texas 79101	Amarillo, Texas 79101
(303) 571-7511	(303) 571-7511

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

ROBERT J. JOSEPH
Jones Day
77 West Wacker
Chicago, Illinois 60601
(312) 269-4176

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

               If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

               The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

(NOT PART OF THE PROSPECTUS)

               By Registration Statement on Form S-4, No. 333-112032 (the “S-4 Registration Statement”), Southwestern Public Service Company (the “Registrant”) registered under the Securities Act of 1933, as amended (the “Securities Act”), $100,000,000 of its Series D Senior Notes, 6% due 2033 (the “Notes”), which the Registrant issued in exchange (the “Exchange Offer”) for all outstanding Series C Senior Notes, 6% due 2033 that the Registrant issued in a private placement that closed on October 6, 2003. The Exchange Offer expired on March 9, 2004.

               At the time of filing of the S-4 Registration Statement, the Registrant did not meet the requirements for use of Form S-3 and, accordingly, was not able to incorporate by reference its reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), into the S-4 Registration Statement. However, at the time of filing of this Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement (this “Post-Effective Amendment”), the Registrant meets the requirements for use of Form S-3 and is filing this Post-Effective Amendment on Form S-3 in reliance upon Rule 401(e) promulgated under the Securities Act. This Post-Effective Amendment pertains to any resale transaction of the Notes and is intended to allow the Registrant to incorporate by reference its reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act into this Registration Statement, as amended.

The information in this prospectus is not complete and may be changed. You may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling security holders are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2004

PROSPECTUS

SOUTHWESTERN PUBLIC SERVICE COMPANY
TYLER AT SIXTH STREET
AMARILLO, TEXAS 79101
(303) 571-7511

$100,000,000

SERIES D SENIOR NOTES, 6% DUE 2033

               On March 9, 2004, we completed an offering whereby we issued our series D senior notes, 6% due 2033 that were registered under the Securities Act of 1933, as amended, in exchange for a similar series of notes that we had issued in a private placement. Selling security holders may use this prospectus in connection with the resale of their senior notes. The senior notes mature on October 1, 2033.

               We will pay interest on the senior notes on April 1 and October 1 of each year, beginning April 1, 2004. We may redeem the senior notes at any time, in whole or in part, at a “make whole” redemption price as described in this prospectus under the caption “Description of the Senior Notes — Redemption Provisions.”

               The senior notes are unsecured and unsubordinated obligations and rank on parity in right of payment with our existing and future unsecured and unsubordinated indebtedness. As of December 31, 2003, we had $826.8 million of unsecured and unsubordinated obligations outstanding, which amount includes the senior notes.

               There is no existing market for the senior notes offered by this prospectus and we do not intend to apply for their listing on any securities exchange or any automated quotation system.

               Investing in the senior notes involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                       , 2004.

About This Prospectus
Special Note Regarding Forward-Looking Statements
Summary
Risk Factors
Use of Proceeds
USE OF PROCEEDS
Description of the Senior Notes
Book-Entry System
Plan of Distribution
Legal Opinions
Experts
Where You Can Find More Information
SIGNATURES
EXHIBIT INDEX
Computation of Ratio of Earnings to Fixed Charges
Consent of Deloitte & Touche LLP
Form T-1 Statement of Eligibility of the Trustee

               As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Southwestern Public Service Company that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

               You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Southwestern Public Service Company, c/o Xcel Energy Inc., 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, (612) 330-5500.

               You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

About This Prospectus	ii
Special Note Regarding Forward-Looking Statements	ii
Summary	1
Risk Factors	5
Use of Proceeds	13
Description of the Senior Notes	14
Book-Entry System	21
Plan of Distribution	23
Legal Opinions	24
Experts	24
Where You Can Find More Information	25

i

ABOUT THIS PROSPECTUS

               On March 9, 2004, we completed an offering whereby we issued the senior notes, which were registered under the Securities Act, in exchange for a similar series of notes that we had issued in a private placement. This prospectus is part of a registration statement that we filed with the SEC in order to satisfy our obligations under a registration rights agreement that we entered into in connection with the private issuance of those similar notes to maintain an effective registration statement with respect to the senior notes until October 5, 2004. This prospectus provides you with a general description of the senior notes. Selling security holders may use this prospectus in connection with the resale of their senior notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

               This prospectus and the documents it incorporates by reference contains statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures;

•	business conditions in the energy industry;

•	actions of credit rating agencies;

•	our ability, and that of our affiliates, to access the capital markets and obtain credit on favorable terms;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

•	unusual weather;

•	effects of geopolitical events, including war and acts of terrorism;

•	changes in federal or state legislation, including the status and implementation of restructuring legislation in Texas and New Mexico, our two primary jurisdictions;

•	regulation and regulatory initiatives that affect cost and investment recovery, have an impact on rates or have an impact on asset operation or ownership;

•	costs and other effects of legal and administrative proceedings, settlements, investigations and claims, including without limitation claims brought against our parent, Xcel Energy Inc.;

•	changes in accounting principles;

•	the other risk factors discussed under “Risk Factors”; and

•	the other risk factors listed from time to time by Xcel Energy and its utility subsidiaries in reports filed with the SEC.

               You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis” and “Notes to Consolidated

ii

Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2003 and other documents on file with the SEC. You may obtain copies of these documents as described under the caption “Where You Can Find More Information.”

               We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

iii

SUMMARY

               This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information.”

               In this prospectus, except as otherwise indicated or as the context otherwise requires, “Southwestern Public Service Company,” “SPS,” “we,” “our,” and “us” refer to Southwestern Public Service Company, a New Mexico corporation. The term “senior notes” as used in this prospectus refers to our outstanding series D senior notes, 6% due 2033 that we issued to holders of a similar series of our notes in connection with an exchange offer that expired on March 9, 2004.

OUR COMPANY

General

               We are an operating utility engaged primarily in the generation, transmission, distribution and sale of electricity. We serve approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. A major portion of our retail revenue is derived from operations in Texas. We derive a significant portion of our operating revenues from the wholesale sale of electric capacity and energy. Substantially all of this part of our business is comprised of sales of capacity and/or energy from our own generating facilities under long-term contracts.

               We were incorporated in 1921 under the laws of the State of New Mexico. On August 1, 1997, we combined with Public Service Company of Colorado to form New Century Energies, Inc., and we became a wholly owned subsidiary of New Century Energies, Inc., a registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”). On August 18, 2000, New Century Energies, Inc. merged into Northern States Power Company, which subsequently changed its name to Xcel Energy Inc. (“Xcel Energy”). We are now a wholly owned subsidiary of Xcel Energy. Xcel Energy is a registered holding company under PUHCA. Xcel Energy is a publicly held company and files periodic reports and other documents with the Securities and Exchange Commission (“SEC”). A majority of the members of our Board of Directors and many of our executive officers are also executive officers of Xcel Energy.

               Among Xcel Energy’s other subsidiaries are Northern States Power Company, a Minnesota corporation, Public Service Company of Colorado, a Colorado corporation, Northern States Power Company, a Wisconsin corporation, and Cheyenne Light, Power and Fuel Company, a Wyoming corporation. Prior to December 5, 2003, Xcel Energy owned all of the common stock of NRG Energy, Inc., a Delaware corporation (“NRG”). NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. On May 14, 2003, NRG filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. On December 5, 2003, NRG emerged from bankruptcy and Xcel Energy divested its ownership interest in NRG. On January 13, 2004, Xcel Energy announced that it had entered into an agreement with Black Hills Corp. for the sale of Cheyenne Light, Power and Fuel Company, pending regulatory approvals.

               At December 31, 2003, we owned a direct subsidiary, Southwestern Public Service Capital I, a special purpose financing trust formed under the laws of the State of Delaware, which was dissolved on January 5, 2004.

               Our principal executive offices are located at Tyler at Sixth Street, Amarillo, Texas 79101, and our telephone number is (303) 571-7511.

Regulatory Overview

               As a subsidiary of a registered holding company under PUHCA, we are subject to the regulatory oversight of the SEC under PUHCA. As a result, we are subject to extensive regulation by the SEC with respect to issuances and sales of securities, acquisitions and sales of certain utility properties and intra-system sales of certain goods and services. In addition, PUHCA generally limits our ability to acquire additional public utility systems and to acquire and retain businesses unrelated to utility operations.

               The Public Utility Commission of Texas has jurisdiction over our Texas operations as an electric utility and over our retail rates and services. The municipalities in which we operate in Texas have original jurisdiction over our rates in those communities. The New Mexico Public Regulation Commission (“NMPRC”) has jurisdiction over the issuance of securities and accounting. The NMPRC, the Oklahoma Corporation Commission and the Kansas Corporation Commission have jurisdiction with respect to retail rates and services in their respective states. We are subject to the jurisdiction of the Federal Energy Regulatory Commission (the “FERC”) with respect to our wholesale electric operations, accounting practices, wholesale sales for resale and the transmission of electricity in interstate commerce. We have received authorization from the FERC to make wholesale electricity sales at market-based prices.

               We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. We are responsible for compliance with all rules and regulations issued by the various agencies.

SUMMARY DESCRIPTION OF THE SENIOR NOTES

               A brief description of the material terms of the senior notes is set forth below:

Securities Offered	Series D senior notes, 6% due 2033.

Maturity	October 1, 2033.

Interest Rate	6% per year.

Interest Payment Dates	April 1 and October 1 of each year, beginning on April 1, 2004.

Ranking	The senior notes are our unsecured and unsubordinated obligations and rank on a parity in right of payment with all our existing and future unsecured and unsubordinated indebtedness. The indenture under which the senior notes are issued does not prevent us from incurring additional indebtedness, which may be secured by some or all of our assets. We currently have no outstanding secured debt and no outstanding subordinated debt obligations. As of December 31, 2003, we had approximately $826.8 million of unsecured and unsubordinated obligations outstanding, which amount includes the senior notes.

Ratings	The senior notes have been assigned a rating of “BBB” by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and “Baa1” (under review for possible upgrade) by Moody’s Investors Services, Inc. (“Moody’s”). For a description of events affecting our credit ratings, see “Risk Factors.” Ratings from credit agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption	We may redeem the senior notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes being redeemed, discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below under the caption “Description of the Senior Notes”) plus 20 basis points, plus in each case accrued and unpaid interest to the date fixed for redemption.

Use of Proceeds	We will not receive any proceeds from the resale of the senior notes. We are providing this prospectus to broker-dealers solely to satisfy our obligations under the registration rights agreement that we entered into in connection with the offering of the notes that we issued in a private placement and which were subsequently exchanged for the senior notes.

Sinking Fund	None.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the senior notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

	2003	2002	2001	2000(1)	1999

Ratio of Earnings to Fixed Charges(2)	3.5	3.1	4.5	2.7	3.5

(1)	The 2000 ratio of earnings to fixed charges has been adjusted to reflect the implementation of Statement of Financial Accounting Standard No. 145, which became effective in 2003 and requires retroactive restatement of prior periods. Interest charges and financing costs of $8.225 million related to the defeasance of our first mortgage bonds, previously disclosed in Extraordinary items, was reclassified to Interest charges and financing costs. Associated income tax benefits of $2.923 million have been reclassified from Extraordinary items to Income taxes.

(2)	For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of net income plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

RISK FACTORS

               You should carefully consider the risks described below as well as other information contained in this prospectus before deciding to invest in our senior notes. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in our senior notes. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the senior notes, and this could result in your losing all or part of your investment.

Risks Related to Our Relationship to Xcel Energy

As we are a subsidiary of Xcel Energy, we may be negatively affected by events at Xcel Energy and its affiliates. If Xcel Energy were to become obligated to make payments under various guarantees and bond indemnities or Xcel Energy’s credit ratings and access to capital were restricted, it would limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               We are an operating electric utility and a subsidiary of Xcel Energy. Xcel Energy has a number of other utility and non-utility subsidiaries.

               Xcel Energy provides various guarantees and bond indemnities supporting some of its subsidiaries by guaranteeing the payment or performance by these subsidiaries of specified agreements or transactions. Xcel Energy’s exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of Xcel Energy’s guarantees limit its exposure to a maximum amount that is stated in the guarantees. As of December 31, 2003, Xcel Energy had guarantees outstanding with a maximum stated amount of approximately $133 million and actual aggregate exposure of approximately $6 million, which amount will vary over time. Xcel Energy has also provided indemnities to sureties in respect of bonds for the benefit of its subsidiaries. The total amount of bonds with these indemnities outstanding as of December 31, 2003 was approximately $32 million, with an actual exposure of approximately $4 million. If Xcel Energy were to become obligated to make payments under these guarantees and bond indemnities, it could limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek, within certain regulatory and other limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               If either Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s credit rating below investment grade, Xcel Energy may be required to provide credit enhancements in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If either Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s debt securities below investment grade, it would increase Xcel Energy’s cost of capital and restrict its access to the capital markets. This could limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               We rely on Xcel Energy Services Inc., a subsidiary service company of Xcel Energy, for many administrative services. If Xcel Energy were to experience severe financial difficulties, it could temporarily disrupt the provision of these services or cause us to provide those services ourselves, at potentially greater cost.

Xcel Energy is subject to regulatory restrictions on accessing capital. If Xcel Energy fails to meet financing conditions imposed on it by the SEC under PUHCA, Xcel Energy would be prevented from raising capital by issuing securities, forcing us to seek alternate sources of funds to meet our cash needs.

               PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and their subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC. For utility subsidiaries like us, one of the exemptive rules permits utilities to issue securities to finance their business so long as the issuance has been approved by the appropriate state utility commission. In our case, the offering of our senior notes in exchange for a similar series of notes that we had issued in a private placement, as well as our other borrowings, have been authorized by the NMPRC and are exempt under this rule. To the extent we wish to issue securities that are not exempt by rule under PUHCA, we will need to seek authorization from the SEC under PUHCA.

               Because Xcel Energy does not qualify for any of the main exemptive rules, it sought and received financing authority from the SEC under PUHCA for various financing arrangements. Xcel Energy’s current financing authority permits it, subject to satisfaction of certain conditions, to issue through June 30, 2005 up to $2.5 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level. Xcel Energy has issued $2 billion of long-term debt and common stock.

               One of the conditions of the financing order, which also includes authorization for intra-system loans for the Xcel Energy subsidiaries to the extent not otherwise exempt, is that Xcel Energy’s ratio of common equity to total capitalization, on a consolidated basis, be at least 30 percent. During 2002 and 2003, Xcel Energy was required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, Xcel Energy’s common equity ratio fell below 30 percent. As of December 31, 2003, and taking into account the effects of the deconsolidation of NRG following its bankruptcy, Xcel Energy’s common equity ratio was approximately 43 percent.

               Another condition of the SEC financing order is that (a) if the security to be issued is rated, it is rated investment grade by at least one nationally recognized rating agency and (b) all Xcel Energy’s outstanding securities (except its preferred stock) that are rated must be rated investment grade by at least one nationally recognized rating agency. As of March 15, 2004, Xcel Energy’s senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa3” (under review for possible upgrade) by Moody’s, which is investment grade.

               If Xcel Energy’s common equity ratio falls below the 30 percent level or its securities are not rated investment grade, and Xcel Energy is unable to obtain additional relief from the SEC, Xcel Energy may not be able to issue securities (except that it could issue common stock even if the equity ratio is below 30 percent), which could limit its ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory and other limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs. Alternative sources of funds could include the issuance of additional bonds or other debt securities. No assurance can be given that such alternatives will be available to us in required amounts or at reasonable costs.

In 2002, our credit ratings were lowered and could be further lowered as a consequence of changes in the credit ratings of our affiliates or otherwise. If this were to occur, the value of the senior notes could be reduced.

               Our unsecured debt has been assigned a rating of “BBB” by Standard & Poor’s and of “Baa1” (under review for possible upgrade) by Moody’s.

               The reductions in our credit ratings and those of Xcel Energy and the other operating utilities of Xcel Energy in 2002 occurred in the context of a severe deterioration in the credit ratings of NRG that began in 2001 and continued in 2002.

               Any future downgrade of our securities will likely increase our cost of capital and reduce our access to the capital markets. This could adversely affect our financial condition and results of operations. We cannot assure you that any of our current ratings or those of our affiliates, including Xcel Energy, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Any lowering of the rating of our senior debt would likely reduce the value of the senior notes. As discussed above, on December 5, 2003, NRG emerged from bankruptcy and Xcel Energy divested its ownership in NRG.

A reduction in our access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

               Historically, we have relied on bank lines of credit, the commercial paper market and capital contributions from Xcel Energy to supplement our operating cash flow in order to meet the short-term liquidity requirements of our business. If Xcel Energy’s access to the capital markets is impaired, it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory and other limitations provided by corporate law, additional or accelerated funding from us in the form of dividends.

               We also rely on accessing the capital markets to support our capital expenditure programs and other capital requirements to maintain and build our utility infrastructure and comply with future requirements such as installing emission control equipment. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

We are a wholly owned subsidiary of Xcel Energy. Xcel Energy can, within certain regulatory and other limitations and the limitations provided by corporate law, exercise substantial control over our dividend policy and business and operations and may exercise that control in a manner that may be perceived to be adverse to our interests.

               A majority of the members of our board of directors, as well as many of our executive officers, are officers of Xcel Energy. Our board makes determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

               Historically we have paid quarterly dividends to Xcel Energy. In 2001, 2002 and 2003, we paid $85.1 million, $93.4 million and $97.1 million of dividends to Xcel Energy, respectively. Our board of directors could decide to increase dividends, within the limitations of our financial covenants and credit rating objectives, to Xcel Energy to support its cash needs. This could adversely affect our liquidity. Under PUHCA, we can only pay dividends out of current earnings and retained earnings without the prior approval of the SEC. At December 31, 2003, our retained earnings were approximately $408 million.

Recent and ongoing lawsuits relating to Xcel Energy’s former ownership of NRG could impair Xcel Energy’s profitability and liquidity and could divert the attention of our management.

               Our chairman, Wayne H. Brunetti, our Vice President, Richard C. Kelly, and our Vice President and General Counsel, Gary R. Johnson, have served in similar capacities at Xcel Energy. On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of Xcel Energy common stock between January 31, 2001 and July 26, 2002, was filed in the U.S. District Court for the District of Minnesota. The complaint named Xcel Energy; Wayne H. Brunetti, our Chairman and Chairman and Chief Executive Officer of Xcel Energy and one of our directors; Edward J. McIntyre, former Vice President and Chief Financial Officer of Xcel Energy; and James J. Howard, former Chairman of Xcel Energy, as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades; the nature, extent and seriousness of liquidity and credit difficulties at NRG; and the existence of cross-default provisions (with NRG credit agreements) in certain of Xcel Energy’s credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of senior notes issued by NRG in January 2001. The cases have all been consolidated, and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in Xcel Energy’s credit agreements for cross-defaults in the event of a default by NRG in one or more of NRG’s credit agreements; it adds as additional defendants Gary R. Johnson, our and Xcel Energy’s Vice President and General Counsel; Richard C. Kelly, our Vice President then President of Xcel Energy Enterprises; two former executive officers and one current executive officer of NRG, David H. Peterson, Leonard A. Bluhm, and William T. Pieper; and a former independent director of NRG, Luella G. Goldberg; and it adds claims of false and misleading disclosures, also regarding “round trip” trades and the cross-default provisions, as well as the extent to which the “fortunes” of NRG were tied to Xcel Energy, especially in the event of a buyback of NRG’s publicly owned shares under Section 11 of the Securities Act, with respect to issuance of the senior notes by NRG. The amended complaint seeks compensatory and rescissionary damages, interest and an award of fees and expenses. On September 30, 2003, in response to the defendants’ motion to dismiss, the court issued an order dismissing the claims brought by purchasers of the NRG senior notes against defendants James Howard, Gary R. Johnson, Richard C. Kelly, David H. Peterson, Leonard A. Bluhm, William T. Pieper and Luella Goldberg. The court, however, denied the motion related to claims brought by Xcel Energy’s shareholders against Xcel Energy, James Howard, Wayne Brunetti and Edward McIntyre. Subsequently, following a pre-trial conference in December 2003, this matter was ordered to be ready for trial by February 1, 2006. Presently the parties are in the preliminary stages of discovery.

               On August 15, 2002, a shareholder derivative action was filed in the U.S. District Court for the District of Minnesota, purportedly on behalf of Xcel Energy’s, against the directors and certain present and former officers, citing essentially the same circumstances as the securities class actions described immediately preceding and asserting breach of fiduciary duty. This action has been consolidated for pre-trial purposes with the securities class actions and an amended complaint was filed. After the filing of this action, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on allegedly wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish adequate accounting controls, abuse of control and gross mismanagement. Considered collectively, the complaints seek compensatory damages, a return of compensation received and awards of fees and expenses. In each of the cases, the defendants filed motions to dismiss the complaint or amended complaint for failure to make a proper pre-suit demand, or in the federal court case, to make any pre-suit demand at all, upon Xcel Energy’s board of directors. The motions in federal court have not been ruled upon. In an order dated January 6, 2004, the Minnesota district court judge granted the defendants’ motion to dismiss both of the state court actions. On March 3, 2004, the plaintiffs filed notices of appeal related to this decision. Discovery is proceeding in conjunction with the securities litigation, previously described.

               On September 23, 2002, and October 9, 2002, two essentially identical actions were filed in the U.S. District Court for the District of Colorado, purportedly on behalf of classes of employee participants in Xcel Energy’s and its predecessors’ 401(k) or employee stock ownership plans, from as early as September 23, 1999, forward. The complaints in the actions name as defendants us, Xcel Energy’s directors, certain former directors, James J. Howard and Giannantonio Ferrari, and certain former officers, Edward J. McIntyre and David E. Ripka. The complaints allege violations of the Employee Retirement Income Security Act in the form of breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of Xcel Energy common stock in the plans and making misleading statements and omissions in that regard. The complaints seek injunctive relief, restitution, disgorgement and other remedial relief, interest and an award of fees and expenses. The defendants filed motions to dismiss the complaints. On March 10, 2004, the defendants' motions to dismiss were granted in part and denied in part. The plaintiffs have made certain voluntary disclosure of information, and discovery is proceeding in conjunction with the securities litigation previously described. Upon motion of defendants, the cases have been transferred to the District of Minnesota for purposes of coordination with the securities class actions and shareholders derivative action pending there.

               The defense of these lawsuits may divert the attention of our management. In addition, if any one or a combination of these cases or other similar claims result in a substantial monetary judgment against Xcel Energy or are settled on unfavorable terms, Xcel Energy’s results of operations and liquidity could be materially adversely affected and it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends.

Risks Associated with Our Business

Our profitability depends on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to recover costs from our customers.

               The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. We provide retail electric service to customers in four states and we are regulated by the state public utility commissions in those four states. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in circumstances or in the regulatory environment in one or more of those states that would impair our ability to recover costs historically absorbed by our customers. In particular, as a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial challenges of Xcel Energy and NRG, the regulatory environments in which we operate have received an increased amount of public attention. That attention could result in changes adverse to our ability to recover our costs.

               The FERC has jurisdiction over rates for electric transmission service and electric energy sold at wholesale in interstate commerce. Our wholesale customers comprise approximately 38 percent of our total kilowatt-hour sales. As a result of the energy crisis in California and the alleged market abuses by certain energy companies, the FERC has issued a number of orders substantially increasing their oversight of wholesale sales and requiring further structural separation of the electric transmission function from the energy markets function. These regulatory changes could increase our costs or adversely affect our ability to recover costs. Federal, state and local agencies also have jurisdiction over many of our other activities.

               Timely fuel cost recovery has been made more difficult by the volatility of the natural gas market. In Texas, fuel costs are periodically reconciled to fuel costs collected under fixed fuel cost recovery factors in proceedings that examine the prudence of fuel costs including, but not limited to, the terms of purchase, affiliate transactions and the operation and dispatch of generating units. Although we believe that our fuel costs are reasonable and prudent, there is a risk in a retroactive review that some fuel costs could be disallowed.

               We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations and hence could materially and adversely affect our ability to meet our financial obligations, including making payments on the senior notes.

We are facing increased scrutiny from our state regulators as a result of the financial situation at Xcel Energy and NRG.

               In light of the financial troubles of Xcel Energy and NRG, we face enhanced scrutiny from our state regulators. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that one or more of our state utility commissions takes the position that any of our dividends have been funded by any of our financings, the regulators may not permit us to recover the related financing costs by passing them through to our customers as costs related to providing energy. We also may be asked to otherwise ensure that our ratepayers are not harmed as a result of NRG’s bankruptcy.

We are subject to commodity price risk, credit risk and other risks associated with energy markets.

               We engage in wholesale sales and purchases of electric capacity and energy and coal and natural gas fuel, and, accordingly, are also subject to commodity price risk, credit risk and other risks associated with these activities.

               We are exposed to market and credit risks in our generation capacity purchases and sales, electric energy purchases and sales, fuel purchases and retail distribution. The level of these risks are reduced somewhat by retail fuel and energy expenses adjustment clauses which allow certain costs to be recovered from retail customers. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

               Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

Recession, grid disturbances, acts of war or terrorism could negatively impact our business.

               The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

               Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operation.

               The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital.

               Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

               Currently, there is no retail restructuring activity in our service territory. In 1999, full retail competition in Texas was mandated by the legislature to begin January 1, 2002. However, due to transmission constraints and market power concerns in the Texas Panhandle, in the 2001 legislative session, the Texas legislature delayed competition in our service territory until at least January 1, 2007. In New Mexico, restructuring proceedings have been dismissed and in 2003 the legislature repealed electric restructuring statutes. Oklahoma has also ceased electric restructuring activities and there are no restructuring activities in Kansas. Although there currently is no retail restructuring activity, as described above, from time to time the states where we operate have explored retail competition, and may in the future decide to pursue retail competition in our service territory.

               Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. Any such restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices we charge for electricity and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

Our operating results may fluctuate on a seasonal and quarterly basis and can be adversely affected by milder weather.

               Our electric utility business is a seasonal business and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Accordingly, our operations have historically generated less revenues and income when weather conditions are cooler in the summer and milder in the winter. We expect that unusually mild summers and winters would have an adverse effect on our financial condition and results of operations.

Risks Associated with Our Former Accountant, Arthur Andersen LLP

Your ability to recover from our former independent certified public accountant, Arthur Andersen LLP, is limited.

               On March 27, 2002, we appointed Deloitte & Touche LLP to be our independent certified public accountant. Our former independent certified public accountant, Arthur Andersen LLP, was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. Arthur Andersen was the auditor of our consolidated financial statements and related schedules as of and for the year ended December 31, 2001 and has not consented to the inclusion of their auditor’s report with respect to such financial statements in this prospectus. Events arising out of the indictment and conviction materially and adversely affect the ability of Arthur Andersen to satisfy any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen’s audit of financial statements included in this prospectus. We have not had a reaudit of our financial statements as of and for the years ended December 31, 2001.

Risks Related to the Senior Notes

The senior notes would have a claim that is junior with respect to the assets securing any secured debt that we may issue.

               The senior notes are our unsecured obligations. The indenture under which the senior notes were issued does not prevent us from incurring additional indebtedness, including secured debt which would have a prior claim on the assets securing that debt.

Any lowering of the credit ratings on the senior notes would likely reduce their value.

               As described above under the caption “Risk Factors — Risks Related to Our Relationship to Xcel Energy,” our credit ratings were lowered in 2002 and could be further lowered in the future. Any lowering of the credit rating on the senior notes would likely reduce their value.

The senior notes have no prior public market and a public market may not develop or be sustained after the offering.

               Although the senior notes generally may be resold or otherwise transferred by holders who are not our affiliates without compliance with the registration requirements under the Securities Act, they do not have an established trading market. If an active public market does not develop, the market price and liquidity of the senior notes may be adversely affected. Furthermore, we do not intend to apply for listing of the senior notes on any securities exchange or automated quotation system.

               Even if a market for the senior notes does develop, you may not be able to resell the senior notes for an extended period of time, if at all. In addition, future trading prices for the senior notes will depend on many factors, including, among other things, prevailing interest rates, our financial condition and the market for similar securities. As a result, you may not be able to liquidate your investment quickly or to liquidate it at an attractive price.

Broker-dealers or holders of our senior notes are subject to the registration and prospectus delivery requirements of the Securities Act.

               On March 9, 2004, we completed an offering whereby we issued the senior notes, which were registered under the Securities Act, in exchange for a similar series of notes that we had issued in a private placement.

               Any broker-dealer that:

•	exchanged its notes that we had issued in a private placement for senior notes for the purpose of participating in a distribution of the senior notes; or

•	exchanged its notes that were received by it for its own account in the private placement in exchange for the senior notes,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the senior notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

               In addition to broker-dealers, any holder of senior notes that exchanged its notes that we had issued in a private placement for senior notes for the purpose of participating in a distribution of the senior notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that holder of senior notes.

USE OF PROCEEDS

               We will not receive any cash proceeds from the resale of the senior notes.

               We did not receive any cash proceeds from the exchange of our senior notes for the similar notes that we had issued in a private placement. That exchange offer was intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of those similar notes.

               The net proceeds from our issuance and sale of the notes that we issued in the private placement, after deducting discounts, commissions and offering expenses, were approximately $97.8 million. We added these net proceeds to our general funds and applied them, along with cash on hand, to redeem $103,092,775 of our Subordinated Debenture.

DESCRIPTION OF THE SENIOR NOTES

               The description below contains summaries of selected provisions of the Indenture (as defined below) under which the senior notes were issued. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate those provisions. The following description of provisions of the senior notes is not complete and is subject to, and qualified in its entirety by reference to, the senior notes and the Indenture.

General

               We issued the senior notes as a series of securities under the Indenture dated February 1, 1999 between us and JPMorgan Chase Bank, successor in interest to The Chase Manhattan Bank, as trustee (the “Trustee”). We refer to this indenture, as supplemented and to be supplemented by various supplemental indentures, as the “Indenture.” The senior notes will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. We refer to the debt securities issued under the Indenture, whether previously issued or to be issued in the future, including the senior notes, as the “debt securities.” The amount of debt securities that we may issue under the Indenture is not limited. As of December 31, 2003, there were three series of debt securities, including the senior notes, in an aggregate principal amount of $700 million outstanding under the Indenture.

               The senior notes bear interest at a rate of 6 percent per year and will mature on October 1, 2033.

               The Indenture does not require that future issues of indebtedness be issued under the Indenture. We may use other indentures or documentation, which may contain provisions different from those included in the Indenture, in connection with future issues of other indebtedness.

Form and Denomination

               We issued the senior notes in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000. The senior notes are represented by a global security registered in the name of The Depository Trust Company (“DTC”), as Depository (the “Depository”), or its nominee and is available only in book-entry form. See “Book-Entry System.” We will pay principal and interest in immediately available funds to the registered holder, which is DTC or its nominee.

Ranking

               The senior notes are our unsecured and unsubordinated obligations. The senior notes rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. However, the senior notes will be subordinated to any secured indebtedness that we may issue, as to the assets securing that indebtedness. As of December 31, 2003, we had no secured indebtedness and no subordinated indebtedness outstanding and our outstanding unsecured and unsubordinated indebtedness was $826.8 million.

Payment and Paying Agents

               The entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest, on October 1, 2033. Each senior note bears interest at the rate of 6 percent per year. The interest will be payable semi-annually on April 1 and October 1 of each year, commencing April 1, 2004. The interest will be paid to the person in whose name the senior note is registered at the close of business on the March 15 or September 15 immediately preceding the April 1 or October 1. We will compute the interest on the basis of a 360-day year comprised of twelve 30-day months.

               Principal, interest and premium, if any, on the senior notes will be paid in the manner described under “Book-Entry System.”

               All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any senior notes which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that senior note will thereafter look only to us for payment of that principal, interest or premium.

Redemption Provisions

               There are no provisions in the Indenture or the senior notes that require us to redeem, or permit the holders to cause a redemption of, the senior notes or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness by us in such a transaction could require approval of state regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in our company, or a successor to our company, having a highly leveraged capital structure.

               We may redeem the senior notes at any time, in whole or in part, at a redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes being redeemed, discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 20 basis points, plus in each case accrued interest to the date fixed for redemption.

               “Treasury Yield” means, for any date fixed for redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date fixed for redemption.

               “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

               “Independent Investment Banker” means Citigroup Global Markets, Inc. or its successor or, if such firm or its successor is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Trustee after consultation with us.

               “Comparable Treasury Price” means, for any date fixed for redemption, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the date fixed for redemption, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the date fixed for redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations for the date fixed for redemption, or (B) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the Reference Treasury Dealer Quotations.

               “Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the date fixed for redemption.

               “Reference Treasury Dealer” means (1) each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, and any other primary U.S. Government Securities dealer in the United States (a “Primary Treasury Dealer”) designated by, and not affiliated with, Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, and their respective successors, provided, however, that if any of the foregoing or any of their designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us.

               Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of the senior notes to be redeemed. If we elect to redeem less than all the senior notes, and the senior notes are represented a global note, then the Trustee will select the particular senior notes to be redeemed in a manner it deems appropriate and fair.

               The senior notes do not provide for any sinking fund.

Consolidation, Merger or Sale

               We will not consolidate with or merge into, or transfer all or substantially all of our assets to, any person, unless:

•	the person is organized under the laws of the United States or a state of the United States;

•	the person assumes by supplemental indenture all of our obligations under the Indenture, the debt securities and any coupons;

•	all required approvals of any regulatory body having jurisdiction over the transaction have been obtained;

•	immediately after the transaction no default (as described below) exists; and

•	we deliver to the Trustee an officer’s certificate and an opinion of counsel stating that the transaction and the supplemental indenture comply with the Indenture.

               If these conditions are satisfied, then the successor will be substituted for us, and thereafter all our obligations under the Indenture, the debt securities and any coupons will terminate. (Section 5.01)

Defaults and Remedies

               The following are events of default with respect to each series of debt securities currently outstanding under the Indenture, including the senior notes:

•	default in any payment of interest on any debt securities of that series when due and payable and the default continues for a period of 60 days;

•	default in the payment of the principal of any debt securities of that series when due and payable at maturity or upon redemption, acceleration or otherwise;

•	default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of that series as required by the resolution establishing such series and the default continues for a period of 60 days;

•	default in the performance of any of our other agreements applicable to the debt securities of that series and the default continues for 90 days after the notice specified below; or

•	specified events of bankruptcy, insolvency or reorganization of our company.

(Section 6.01)

               A default of the type described in the third bullet point above is not an event of default under the Indenture until the Trustee or the holders of at least 25% in principal amount of the outstanding senior notes notify us of the default and we do not cure the default within the time specified after receipt of the notice. If the holders notify us of a default, they must notify the Trustee at the same time. (Section 6.01)

               Acceleration of Maturity. If an event of default occurs and is continuing on a series, either the Trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of and accrued interest on all debt securities of the series to be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of that series may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except the nonpayment of amounts due solely because of the acceleration. (Section 6.02)

               Indemnification of Trustee. The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture unless the Trustee, upon a reasonable belief that exercising such rights or powers would expose it to any loss, liability or expense, receives indemnity satisfactory to it against such loss, liability or expense. (Section 7.01)

               Right to Direct Proceedings. The holders of a majority in principal amount of a series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to that series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or would expose the Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 6.05)

               Limitation on Rights to Institute Proceedings. No holder of the debt securities of a series will have any right to pursue a remedy under the Indenture, unless:

•	the holder has previously given the Trustee written notice of a continuing event of default on the series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered indemnity satisfactory to the Trustee to pursue the remedy;

•	the Trustee has failed to comply with the request within 60 days after the request and offer; and

•	during such 60-day period the holders of a majority in principal amount of the outstanding debt securities of that series do not give the Trustee any inconsistent directions. (Section 6.06)

               No Impairment of Right to Receive Payment. Notwithstanding any other provision of the Indenture, the holder of any debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that debt security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 10.02)

               Notice of Default. The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default. Except in the case of a non-payment on the debt securities, the Trustee may withhold the notice if its committee of officers determines in good faith that it is in the interest of holders to do so. (Section 7.04) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 4.05)

               Waiver. The holders of not less than a majority in aggregate principal amount of a series may waive any default on the series, except a default in the payment of the principal, premium, if any, or interest on the series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (Section 6.04)

               The Indenture does not have a cross-default provision. Thus, a default by us on any other debt (including any other series of securities issued under the Indenture) would not constitute an event of default.

Registration, Transfer and Exchange

               The senior notes may be exchanged for other senior notes of the same series of any authorized denominations and of a like aggregate principal amount and kind.

               The senior notes may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for such purpose with respect to the senior notes, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon being satisfied with the documents of title and indemnity of the person making the request.

               In the event of any redemption of the senior notes, the Trustee will not be required to exchange or register a transfer of any senior note selected, called or being called for redemption except, in the case of any senior note to be redeemed in part, the portion thereof not to be so redeemed.

Amendments and Waivers

               We and the Trustee may modify and amend the Indenture from time to time as described below. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, including the senior notes, or we may need either the consent or approval of the holders of a majority in principal amount of all outstanding debt securities affected by the proposed amendment or the consent or approval of each holder affected by the proposed amendment.

               We will not need the consent of any holder for the following types of amendments:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for assumption of our obligations under the Indenture and the debt securities in the event of a merger or consolidation requiring such assumption;

•	to provide that specific provisions of the Indenture not apply to a series of debt securities not previously issued;

•	to create a series and establish its terms;

•	to provide for a separate trustee for one or more series; or

•	to make any change that does not materially adversely affect the rights of any holder of debt securities.

(Section 10.01)

               We will need the consent of the holders of each outstanding debt security affected, if the proposed amendment would do any of the following:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the interest rate or change the time for payment of interest on any debt security;

•	change the fixed maturity of any debt security;

•	reduce the principal of any non-discounted debt security or reduce the amount of principal of any discounted debt security that would be due on acceleration;

•	change the currency in which principal or interest is payable;

•	make any change that materially adversely affects the right to convert any debt security;

•	waive any default in payment of interest or principal; or

•	make any change in the Indenture provisions governing waiver of past defaults or the Indenture provisions described in the preceding seven bullet points, except to (a) increase the amount of holders whose consent is required for an amendment or waiver or (b) provide that the amendment or waiver of other Indenture provisions requires the consent of each holder affected.

               Amendments other than those described in the above paragraphs will require the approval of the holders of a majority in principal amount of the debt securities affected voting as one class. (Section 10.02)

Legal Defeasance and Covenant Defeasance

               At any time we may terminate as to a series of debt securities issued under the Indenture (including the senior notes) all of our obligations (except for specified obligations regarding the defeasance trust and obligations to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons and to maintain paying and other agencies for the debt securities) with respect to the debt securities of that series and any related coupons and the Indenture (“legal defeasance”).

               At any time we may terminate as to a series of debt securities issued under the Indenture (including the senior notes) our obligations under any restrictive covenants which may be applicable to that particular series (“covenant defeasance”). We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, the debt securities of that particular series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, the debt securities of that particular series may not be accelerated by reference to any restrictive covenant which may be applicable to the debt securities so defeased under their terms.

               To exercise either defeasance option as to a series of debt securities issued under the Indenture (including the senior notes), we must deposit in trust (the “defeasance trust”) with the Trustee money or direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer’s option, or certificates representing an ownership interest in those obligations for the payment of principal, premium, if any, and interest on the debt securities to redemption or maturity and must comply with specified other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes. (Article 8)

Resignation or Removal of Trustee

               The Trustee may resign at any time by notifying us; however, the resignation will not take effect until a successor trustee has accepted its appointment as trustee. (Section 7.07)

               The holders of a majority in principal amount of the outstanding debt securities may remove the Trustee at any time. (Section 7.07) We may remove the Trustee if the Trustee fails to comply with specific provisions of the Trust Indenture Act of 1939, as amended, or fails to comply with the Indenture’s capital and surplus requirements. We may also remove the Trustee if one of the following occurs:

•	the Trustee is adjudged a bankrupt or an insolvent;

•	a custodian or other public officer takes charge of the Trustee or its property;

•	the Trustee becomes incapable of acting; or

•	specified events of bankruptcy, insolvency or reorganization with respect to the Trustee occur.

(Section 7.07)

Concerning the Trustee

               JPMorgan Chase Bank, successor in interest to The Chase Manhattan Bank, is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for some of our other securities as well as securities of some of our affiliates.

Governing Law

               The Indenture and the senior notes are governed by, and will be construed in accordance with, the laws of the State of New York.

BOOK-ENTRY SYSTEM

               The senior notes were initially issued in the form of a global senior note (the “global senior note”). The global senior note was deposited, on the date of the closing of the issuance of the senior notes in exchange for a similar series of notes that we had issued in a private placement, with, or on behalf of, DTC and was registered in the name of DTC or its nominee. Investors may hold their beneficial interests in the global senior note directly through DTC or indirectly through organizations which are participants in the DTC system.

               DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

               Upon the issuance of the global senior note, DTC or its custodian credited, on its internal system, the respective principal amounts of the senior notes represented by the global senior note to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the global senior note is limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as “participants.” Ownership of beneficial interests in the global senior note is shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

               As long as DTC or its nominee is the registered owner or holder of the global senior note, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the senior notes represented by the global senior note for all purposes under the Indenture and the senior notes. No beneficial owners of an interest in the global senior note will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the Indenture. Owners of beneficial interests in the global senior note will not:

•	be entitled to have the senior notes represented by the global senior note registered in their names or receive or be entitled to receive physical delivery of certificated senior notes in definitive form; and

•	be considered to be the owners or holders of any senior notes under the global senior note.

               Accordingly, each person owning a beneficial interest in the global senior note must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of senior notes under the global senior note. We understand that under existing industry practice, if an owner of a beneficial interest in the global senior note desires to take any action that DTC, as the holder of the global senior note, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

               Payments of the principal of, premium, if any, and interest on the senior notes represented by the global senior note will be made by us to the Trustee and from the Trustee to DTC or its nominee, as the case may be, as the registered owner of the global senior note. Neither we, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global senior note or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

               We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global senior note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the global senior note, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global senior note held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

               Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of senior notes in certificated form for any reason, including to sell senior notes to persons in states which require the delivery of the senior notes or to pledge the senior notes, a holder must transfer its interest in the global senior note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

               Unless and until it is exchanged in whole or in part for certificated senior notes in definitive form, the global senior note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

               DTC has advised us that DTC will take any action permitted to be taken by a holder of senior notes, including the presentation of senior notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global senior note are credited. Further, DTC will take any action permitted to be taken by a holder of senior notes only in respect of that portion of the aggregate principal amount of senior notes as to which the participant or participants has or have given that direction.

               Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global senior note among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

               Subject to specified conditions, any person having a beneficial interest in the global senior note may, upon request to the trustee, exchange the beneficial interest for senior notes in certificated form. Upon any issuance of certificated senior notes, the trustee is required to register the certificated senior notes in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the global senior note, and a successor depositary is not appointed by us within 120 days, we will issue certificated senior notes in exchange for the global senior note.

PLAN OF DISTRIBUTION

               Each broker-dealer that received senior notes for its own account when we issued the senior notes in exchange for a similar series of notes that we had issued in a private placement must deliver a prospectus in connection with any resale of such senior notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, for resales of senior notes received in exchange for the similar notes that we issued in the private placement where those similar notes were acquired as a result of market-making activities or other trading activities. We have agreed that, until October 5, 2004, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

               We will not receive any proceeds from any resale of senior notes by broker-dealers. Broker-dealers may resell senior notes received for their own account in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the senior notes; or

•	a combination of such methods of resale.

               The prices at which these resales occur may be:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

               Broker-dealers may make any such resale directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such senior notes. Any broker-dealer that received senior notes for its own account in exchange for the similar series of notes that we had issued in a private placement and any broker or dealer that participates in a distribution of such senior notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any such resale of senior notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

               Furthermore, any broker-dealer that acquired any of the similar notes that we had issued in a private placement directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (available April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1983); and

•	must also be named as a selling senior noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

               Until October 5, 2004, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents.

LEGAL OPINIONS

               Legal opinions relating to the senior notes were rendered by our counsel, Jones Day, Chicago, Illinois, and Hinkle, Hensley, Shanor & Martin, L.L.P., Austin, Texas. Hinkle, Hensley, Shanor & Martin, L.L.P. passed upon matters pertaining to the laws of the State of New Mexico. Jones Day passed only upon matters pertaining to New York and federal law.

EXPERTS

               The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 27, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003 and Derivatives Implementation Group Issue No. C20 Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature, effective October 1, 2003) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               The consolidated financial statements and schedule of Southwestern Public Service Company as of and for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent auditors for that period, as stated in their report with respect thereto. Arthur Andersen LLP was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. Southwestern Public Service Company has been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the use of their report in this prospectus. Events arising out of the indictment and conviction materially and adversely affect the ability of Arthur Andersen LLP to satisfy any claims arising from the provision of auditing services to Southwestern Public Service Company, including claims that may arise out of Arthur Andersen LLP’s audit of financial statements included in this prospectus. Southwestern Public Service Company has not had a reaudit of its financial statements as of and for the year ended December 31, 2001.

WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available free of charge to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

               We are “incorporating by reference” the documents filed with the SEC that are listed below, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, through July 16, 2004.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003.

               We are not required to, and do not, provide annual reports to holders of our senior notes unless specifically requested by a holder.

               You may also obtain a copy of these filings with the SEC at no cost by writing to or telephoning us at the following address:

Corporate Secretary Southwestern Public Service Company c/o Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55401 (612) 330-5500

               UNTIL OCTOBER 5, 2004, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

SOUTHWESTERN PUBLIC SERVICE COMPANY

$100,000,000 Series D Senior Notes, 6% due 2033

Prospectus

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

               We issued the senior notes in exchange for a similar series of notes that we had issued in a private placement. Set forth below are the amounts of our fees and expenses (other than underwriting discounts and commission in connection with the issuance of the similar notes) that we incurred in connection with the issuance of the similar notes on October 6, 2003 and the issuance of the senior notes in exchange for those similar notes in an exchange offer that expired on March 9, 2004.

               Issuance of Similar Series of Notes in Private Placement

Fees of rating agencies	$75,000
Printing	$5,300
Accounting services	$52,094
Trustee’s charge	$5,700
Company counsel fees	$78,360
Miscellaneous	$1,160
Total	$247,614

               Issuance of Senior Notes

Registration fee under the Securities Act of 1933	$8,090
Printing	$5,000
Accounting services	$10,000
Trustee’s charge	$10,000
Company counsel fees	$50,000
Miscellaneous	$5,000
Total	$88,090

               We estimate that we will incur expenses of approximately $2,000 in connection with the printing of the prospectus that is part of this registration statement in connection with resales of the senior notes.

Item 15. Indemnification of Directors and Officers.

               Section 53-11-4.1 of the New Mexico Business Corporation Act empowers a corporation to indemnify any officer or director against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the person in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. This section empowers a corporation to maintain insurance or furnish similar protection, including, but not limited to, providing a trust fund, a letter of credit, or self-insurance, on behalf of any officer of director against any liability asserted against the person in such capacity whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

               The indemnification authorized by Section 53-11-4.1 is not exclusive of any other rights to which an officer of director may be entitled under the articles of incorporation, the bylaws, an agreement, a resolution of shareholders or directors or otherwise.

               Article Seventh of our Amended and Restated Articles of Incorporation provides that a director shall not be personally liable to us or to the shareholders for monetary damages for a breach of fiduciary duty as a director unless the director has breached or failed to perform the duties of his or her office in accordance with the New Mexico

Business Corporation Act, and the breach or failure to perform constitutes negligence, willful misconduct, or recklessness.

               Article IV of our Bylaws requires us, to the fullest extent permitted by the New Mexico Business Corporation Act, to pay or reimburse expenses, liabilities, and losses incurred by an officer or director involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was serving as an officer or director of Southwestern Public Service Company.

               The Bylaws also require us to pay or reimburse all covered expenses to an officer or director promptly upon receipt of a written claim and, where the claimant seeks an advancement of expenses (including attorney’s fees) incurred or to be incurred by an officer or director in connection with a proceeding. The contracts also provide for indemnification of such persons against expenses, liabilities, and losses.

               We are insured up to $160 million against loss in excess of $10 million because of any claim made against our officers or directors and alleged to have been caused by any negligent act, error, omission or breach of duty by our officers or directors. The insurance is subject to specified exclusions.

Item 16. Exhibits.

EXHIBIT INDEX

Exhibit
Number	Description

2.1*	Agreement and Plan of Reorganization dated Aug. 22, 1995 (Exhibit 2 to Form 8-K (file no. 001-03789) dated Aug. 22, 1995).

4.1*	Indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit B to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.2 *	First Supplemental Indenture dated March 1, 1999, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit C to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.3 *	Second Supplemental Indenture dated October 1, 2001, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit 4.01 to Form 8-K (file no. 001-03789) Oct. 23, 2001).

4.4 *	Third Supplemental Indenture dated Oct 1, 2003 to the indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and JPMorgan Chase Bank (Exhibit 4.04 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.5 *	Red River Authority for Texas Indenture of Trust dated July 1, 1991 (Form 10-K, Aug. 31, 1991, —Exhibit 4(b)).

4.6*	Credit Agreement between Southwestern Public Service Co., Bank One NA, Wells Fargo Bank NA, Bank of Montreal and The Bank of New York dated Feb. 17, 2004. (Exhibit 4.107 to Excel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

4.7*	Registration Rights Agreement dated Oct. 6, 2003 among Southwestern Public Service Co., Citigroup Global Markets, Inc. and Credit Suisse First Boston LLC (Exhibit 4.108 to Xcel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

5.1**	Opinion of Jones Day.

5.2**	Opinion of Hinkle, Hensley, Shanor & Martin, L.L.P.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Jones Day (included in Exhibit 5.1).

23.3	Consent of Hinkle, Hensley, Shanor & Martin, L.L.P. (included in Exhibit 5.2).

24.1**	Power of Attorney.

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture.

*	Indicates incorporation by reference

**	Indicates previously filed

Item 17. Undertakings.

               The undersigned registrant hereby undertakes:

               (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

               (2)  That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

               The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Amarillo, and State of Texas, on the 17th day of March, 2004.

SOUTHWESTERN PUBLIC SERVICE COMPANY

By:	/S/ Benjamin G.S. Fowke III

Benjamin G.S. Fowke III Vice President, Chief Financial Officer and Treasurer

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on the date listed above by the following persons in the capacities indicated.

Signature	Title

* Gary L. Gibson	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

/S/ Teresa S. Madden Teresa S. Madden	Vice President and Controller (Principal Accounting Officer)

* Wayne H. Brunetti	Chairman

* Richard C. Kelly	Director

* Gary R. Johnson	Director

* /S/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III	Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1*	Agreement and Plan of Reorganization dated Aug. 22, 1995 (Exhibit 2 to Form 8-K (file no. 001-03789) dated Aug. 22, 1995).

4.1*	Indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit B to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.2 *	First Supplemental Indenture dated March 1, 1999, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit C to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.3 *	Second Supplemental Indenture dated October 1, 2001, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit 4.01 to Form 8-K (file no. 001-03789) Oct. 23, 2001).

4.4 *	Third Supplemental Indenture dated Oct 1, 2003 to the indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and JPMorgan Chase Bank (Exhibit 4.04 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.5 *	Red River Authority for Texas Indenture of Trust dated July 1, 1991 (Form 10-K, Aug. 31, 1991, —Exhibit 4(b)).

4.6*	Credit Agreement between Southwestern Public Service Co., Bank One NA, Wells Fargo Bank NA, Bank of Montreal and The Bank of New York dated Feb. 17, 2004. (Exhibit 4.107 to Excel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

4.7*	Registration Rights Agreement dated Oct. 6, 2003 among Southwestern Public Service Co., Citigroup Global Markets, Inc. and Credit Suisse First Boston LLC (Exhibit 4.108 to Xcel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

5.1**	Opinion of Jones Day.

5.2**	Opinion of Hinkle, Hensley, Shanor & Martin, L.L.P.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Jones Day (included in Exhibit 5.1).

23.3	Consent of Hinkle, Hensley, Shanor & Martin, L.L.P. (included in Exhibit 5.2).

24.1**	Power of Attorney.

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture.

*	Indicates incorporation by reference

**	Indicates previously filed